SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DiMi Telematics International, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

23331R102
(CUSIP Number)

Stan McGlothlin McGlothlin Holdings, Ltd. PO Box 590 Luling, Texas 78649 830-875-6927	With a copy to: Lee Polson Strasburger & Price, LLP 720 Congress Avenue, Suite 700 Austin, Texas 78701 512-499-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22 , 2013
(Date of Event which Requires Fling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1€, Rule 13d-1(f) or Rule 13d-1(g), check the following box  [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 2331R102

1	(Entities Only) McGlothlin Holdings, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	[X]
			(b)	[ ]
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)( or 2(e)			[ ]
6	Citizenship or Place of Origin Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power None
	8	Shared Voting Power 26,000,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 26,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,000,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13	Percent of Class Represented by amount in Row 11 7.9%
14	Type of Reporting Person PN

CUSIP No. 2331R102

1	(Entities Only) McGlothlin Trading, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	[X]
			(b)	[ ]
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)( or 2(e)			[ ]
6	Citizenship or Place of Origin Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power None
	8	Shared Voting Power 26,000,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 26,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,000,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13	Percent of Class Represented by amount in Row 11 7.9%
14	Type of Reporting Person HC

Item 1                                Security and Issuer

This report relates to shares of common stock, par value $0.001 per share, of DiMi Telematics International, Inc. (“ DIMI”), whose address is 290 Lenox Avenue, NewYork, NY 10027.  On April 22, 2013, McGlothlin Holdings, Ltd., purchased 15,000,000 shares of restricted common stock of DIMI from the issuer in a privately negotiated transaction in reliance on the exemptions from the registration provisions of the Securities Act of 1933 contained in Regulation D, Rule 506, and Section 4(2) of the Securities Act of  1933.

Item 2                                Identity and Background

McGlothlin Holdings, Ltd. (“McGlothlin Holdings”), a Texas limited partnership, located at PO Box 590, Luling, Texas78648, was formed to act as an investment partnership.  Its first investment in DIMI was a privately negotiated purchase of DIMI common stock in August 2011, for investment purposes.

McGlothlin Trading, LLC (“McGlothlin Trading), a Texas limited liability company, located at PO Box 590, Luling, Texas78648, is the general partner of McGlothlin Holdings.  It has dispositive and voting authority over the investment in DiMi by virtue of its position as general partner of McGlothlin Holdings, and accordingly it may be considered to be a member of a group with McGlothlin Holdings, but it has no further interest in the DiMi shares purchased by McGlothlin Holdings.

McGlothlin Holdings and McGlothin Trading have not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3                                Source and Amount of Funds or Other Consideration

McGlothlin Holdings purchased 15,000,000 shares of common stock of DiMi from the issuer on April 22, 2013, for cash consideration of $150,000 in a privately negotiated transaction.  Previously, between August 2011 and May 2012, McGlothlin Holdings and other entities affiliated with McGlothlin Holdings purchased 9,800,000 shares of DiMi common stock and warrants to purchase an additional 600,000 shares of DiMi common stock at an exercise price of $0.04 per share and warrants to purchase 600,000 shares of DiMi common stock at an exercise price of $0.0625 per share in privately negotiated transactions for total consideration of $590,000.  The shares previously purchased by affiliates have all been transferred to McGlothlin Holdings.  The source of funds for each purchase was working capital of McGlothlin Holdings and its affiliates.

Item 4                                Purpose of Transaction

McGlothlin Holdings purchased its shares of DiMi as an investment.  It has no plans with respect to making any change in the management, ownership, operations of business of DiMi.

Item 5                                Interest in Securities of the Issuer

After the April 22, 2013 stock purchase, McGlothlin Holdings owns a total of 26,000,000 shares of common stock of DiMi, assuming the exercise of all outstanding warrants owned by McGlothlin Holdings.  This represents 7.9% of the outstanding common stock of DiMi calculated pursuant to Rule 13d-3 of the Securities and Exchange Commission.  The shares and warrants are all held directly by McGlothlin Holdings.  McGlothlin Trading may be considered a member of a group with McGlothlin Holdings because, as general partner of McGlothlin Holdings, McGlothlin Trading has shared voting and dispositive power over the DiMi shares.

Item 6                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7                                Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           April 22, 2013

McGlothlin Holdings, Ltd.

By McGlothlin Trading, LLC, its General Partner

/s/ Stan McGlothlin
By Stan McGlothlin, Manager
of McGlothlin Trading, LLC

McGlothlin Trading, LLC

/s/ Stan McGlothlin
By Stan McGlothlin, Manager